July 22, 2024 VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SOPHiA GENETICS SA Registration Statement on Form F-3 Registration No. 333-280060

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-280060) (as amended, the “Registration Statement”) of SOPHiA GENETICS SA. We respectfully request that the Registration Statement be declared effective as of 4:00 p.m., Eastern time, on July 24, 2024, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling David Li at (212) 450-3861.

Thank you for your assistance in this matter.

Sincerely,

SOPHiA GENETICS SA
By:	/s/ Daan van Well
Name: Daan van Well
Title: Chief Legal Officer